UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

CANANDAIGUA NATIONAL CORPORATION

_________________________________________________________

(Name of issuer)

Common Stock, $20.00 par value per share

___________________________________

(Title of class of securities)

137143103

_____________________________

(CUSIP number)

Steven H. Swartout, Esq.

Executive Vice President – Corporate Risk; General Counsel

The Canandaigua National Bank and Trust Company

72 South Main Street

Canandaigua, New York 14424

(585) 394-4260 x36107

_____________________________________________________________________________________

(Name, address and telephone number of person authorized to receive notices and communications)

January 1, 2003

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 137143103 Page 2
1	NAME OF REPORTING PERSONS George W. Hamlin, IV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 30,067[1] shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 30,067 shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,067 shares (includes 1020 shares owned individually by his spouse)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES X*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) ___%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 137143103

Item 1.

  Security and Issuer.

This Statement on Schedule 13D (the “Schedule 13D”) is filed with respect to the common stock, $20.00 par value per share (the “Common Stock”), of Canandaigua National Corporation, a New York corporation (the “Company”), beneficially owned by the Reporting Person, George W. Hamlin IV (the “Reporting Person”). The address of the principal executive offices of the Company is 72 Main Street, Canandaigua, New York 14424.

Item 2. Identity and Background.

The Reporting Person’s business address is 72 Main Street, Canandaigua, New York 14424. The Reporting Person is President, Chief Executive Officer and a director of the Company and has been employed by the Company or its predecessor for thirty-two years.  The Company provides a full range of financial services including banking, trust, investment and insurance services to individuals, corporations and municipalities.  The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  The Reporting Person is a United States citizen.

Item 3.  Source and Amount of Funds.

The shares were acquired over many years by purchase from personal funds and by inheritance.

Item 4.  Purpose of Transaction.

The Reporting Person acquired and holds the shares of common stock of the Company for investment purposes.  The Reporting Person reserves the right to purchase additional shares of the Company’s Common Stock or to dispose of such securities by gift, in the open market, in privately negotiated transactions or in any other lawful manner in the future.  The Reporting Person has made no proposals, and has entered into no agreements, which would be related to or would result in any of the events or matters described in parts (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

 (a)

The Reporting Person beneficially owns 30,067* shares of Common Stock, representing 6.4% of the outstanding shares of common stock. The percent of class is calculated on the basis of 470,836 shares of Common Stock issued and outstanding as of January 13, 2010.

*This number includes 1,020 shares of common stock owned by the Reporting Person’s spouse.

 (b)

Number of shares as to which the Reporting Person has:

(i)

Sole power to vote or to direct the vote:  30,067

(ii)

Shared power to vote or to direct the vote:  0

(iii)

Sole power to dispose or to direct the disposition of:  30,067

(iv)

Shared power to dispose or to direct the disposition of:  0

(c)

Please see Item 4 above for a description of the acquisition of the shares of Common Stock by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

[None]

SCHEDULE 13D

CUSIP No. 137143103

Item 7.  Material To Be Filed As Exhibits.

[None]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 3, 2010

GEORGE W. HAMLIN, IV

Footnotes

1 Of this number, 11,450 shares may be acquired upon exercise of vested stock options